PGIM Investments LLC

655 Broad Street
Newark, New Jersey 07102

November 1, 2023

The Board of Trustees
Prudential Investment Portfolios 12
655 Broad Street
Newark, New Jersey 07102

Re:  PGIM Jennison NextGeneration Global Opportunities Fund (the Fund)

To the Board of Trustees:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed, through February 28, 2025, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 1.31% of average daily net assets for Class A shares, 2.06% of average daily net assets for Class C shares, 1.06% of average daily net assets for Class Z shares and 1.01% of average daily net assets for Class R6 shares. This contractual waiver excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class. In addition, Total Annual Fund Operating Expenses for Class R6 shares will not exceed Total Annual Fund Operating Expenses for Class Z shares.  Fees and/or expenses waived and/or reimbursed by PGIM Investments for the purpose of preventing the expenses from exceeding a certain expense ratio limit may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This waiver may not be terminated prior to February 28, 2025, without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC

By:s/Scott E. Benjamin
Name:Scott E. Benjamin
Title:Executive Vice President